Exhibit 6.1

COMMERCIAL SALES CONTRACT

1.	PURCHASE AND SALE

The undersigned purchaser ELEVATE.MONEY REIT I, INC., a Maryland corporation (“Purchaser”), agrees to buy, and POPS MART FUELS, LLC, a North Carolina limited liability company (“Seller”), agrees to sell all that tract of land described as 538 St. Andrews Road, Columbia, SC 29201, together with that certain Shell Fuel Station and C-Store consisting of approximately 3,233 rentable square feet (the “Building”) and all other improvements now located thereon, including without limitation, all electrical, mechanical, plumbing, and other systems and all fixtures located therein, all plants, trees, and shrubbery thereon, all mineral and water rights, and all entitlements, rights, tenements, and appurtenances pertaining thereto (collectively,, the “Property”). The Property is/will be leased to POPS MART FUELS, LLC, a North Carolina limited liability company (“Tenant”) under the terms of that certain Lease referenced in Section 22.B below and in the form of attached Exhibit “D”, the form of which shall be approved by Purchaser during the Inspection Period (as provided below).

2.	PURCHASE PRICE AND METHOD OF PAYMENT:

The purchase price of the Property shall be $1,908,000 (the “Purchase Price”), less the Earnest Money to be paid ALL CASH AT CLOSING conditioned upon the satisfaction or waiver by Purchaser of all contingencies and conditions for its benefit hereunder.

3.	EARNEST MONEY:

Within three (3) business day after the date of last signature hereto as shown below (which date shall be the “Effective Date”) of this Commercial Sales Contract (the “Agreement”), Purchaser shall deposit $100,000,00 (the “Earnest Money”) with First American Title Insurance Company, 18500 Von Karman Ave, Suite 600, Irvine, CA 92612, Attn: Maureen Collier, Senior Commercial Escrow Officer, P: (949) 299-2962; F: (877) 372-0260; E: mcollier@firstam.com as “Escrow Agent.” The Earnest Money shall be applied as part payment of the cash portion of the Purchase Price of the Property at the time the sale is consummated. If Purchaser’s check for the Earnest Money is returned by Purchaser’s bank for any reason, Seller shall have the option to declare this Agreement null and void by written notice to Purchaser and Escrow Agent. The parties to this Agreement understand and agree that the disbursement of Earnest Money held by the Escrow Agent can occur only (A) at closing; (B) upon written agreement signed by all parties having an interest in the funds; (C) upon court order; (D) upon the failure of any contingency or failure of either party to fulfill his obligations as set forth in this Agreement; or (E) as otherwise set out herein. In the event of a dispute between Purchaser and Seller, sufficient in the discretion of Escrow Agent to justify it doing so, Escrow Agent shall be entitled to interplead all or any disputed part of the Earnest Money into court, and thereupon be discharged from all further duties and liabilities hereunder. The filing of any such interpleader action shall not deprive Escrow Agent of any of its rights under this Agreement. In such disputed cases, if Escrow Agent decides not to interplead, Escrow Agent may make a disbursal of the Earnest Money upon a reasonable interpretation of this Agreement. If Broker decides to make a disbursal to which all parties to this Agreement do not expressly agree, Escrow Agent shall give all parties fifteen (15) days’ notice in writing of Escrow Agent’s intent to disburse. Such notice shall be delivered by certified mail to the parties’ last known addresses and must recite to whom and when the disbursal will be made. After disbursement, Escrow Agent shall notify all parties by certified mail or commercial overnight courier of such disbursement. Any such disbursal made by Escrow Agent upon advice of counsel shall conclusively be deemed to have been made upon a reasonable interpretation.

4.	WARRANTY OF TITLE:

Seller represents that Seller presently has good and marketable, fee simple title to the Property, and at the time the sale is consummated, Seller agrees to convey good and marketable, fee simple title to the Property to Purchaser by limited warranty deed (the form of which shall be reasonably approved by Purchaser during the Inspection Period (as defined below)) (the “Deed”). Delivery of the Deed to Escrow Agent shall be a condition to Purchaser’s performance hereunder. Good and marketable, fee simple title is hereby defined as title which is insurable by the First American Title Insurance Company (the “Title Company”) at its standard rates on an ALTA Owner Policy (the “Title Policy”), without exception other than the following “Permitted Title Exceptions”: (A) zoning ordinances affecting the Property; (B) general utility, sewer and drainage easements of record upon which any buildings on the Property do not encroach; (C) subdivision restrictions of record; (D) current city, state and county ad valorem property and sanitary taxes not yet due and payable; and (E) the Lease, other easements, restrictions and encumbrances specified in this Agreement or any exhibit incorporated herein as reasonably approved by Purchaser during the Inspection Period. The Title Company’s irrevocable commitment to issue the Title Policy to Purchaser at the Closing shall be a contingency to closing for Purchaser’s benefit. Seller represents to Purchaser that except for the Lease, as of the Closing there will be no other lease, licenses or occupancy agreements affecting the Property. This representation shall survive delivery of the Deed for a period of twelve (12) months.

5.	TITLE EXAMINATION:

Purchaser shall move promptly and in good faith after execution of this Agreement to examine title to the Property, at Purchaser’s sole cost and expense, and to furnish Seller with a written statement of objections of said title. Seller shall have a reasonable time after receipt of such objections, not to exceed five (5) business days, to satisfy all valid objections, and if Seller fails or elects not to satisfy such objections within such 5-business day period, then at the option of the Purchaser (exercised in Purchaser’s sole discretion), evidenced by written notice to Seller, (A) this Agreement shall be null and void, and all Earnest Money shall be promptly returned to Purchaser, or (B) Purchaser shall waive such objections and proceed to closing in which event any such waived objection shall become a Permitted Title Exception. In the event that Purchaser fails to make such election within the later of (i) thirty (30) days from the Effective Date of this Agreement, or (ii) three (3) business days after the expiration of the 5-business day period for Seller to satisfy all title objections, Purchaser shall be deemed to have selected (B) above.

6.	REPRESENTATIONS AND WARRANTIES:

A.	Seller represents and warrants (A) it is a limited liability company duly organized, validly existing and in good standing under the laws of North Carolina, and is entitled to and has all requisite power and authority to own and operate its assets as they are presently owned and operated, to enter into this Agreement and to carry out the transactions contemplated hereby, and (B) the execution of this Agreement by Seller, the consummation of the transactions herein contemplated, and the execution and delivery of all documents to be executed and delivered by Seller, have been or will be duly authorized by all requisite action on the part of Seller and this Agreement has been and all documents to be delivered by Seller pursuant to this Agreement, will be, duly executed and delivered by Seller and is or will be, as the case may be, binding upon and enforceable against Seller in accordance with their respective terms. These representations of Seller shall survive the recording of the Deed for a period of twelve (12) months.

B.	Seller represents and warrants that to the best of Seller’s knowledge, (A) there are no existing or proposed governmental orders or condemnation proceedings affecting the Property and Seller has received no notice of any such orders or proceedings; (B) the Property has never been used for the use, discharge, or storage of any hazardous material (other than petroleum products held for resale), or any landfill for garbage or refuse, dump, stump pit, or other similar purposes; (C) except for the Lease, there are no contracts pertaining to the Property which will be binding on Purchaser of the Property after the date of closing;(D)there are no actions, suits or other proceedings by any person, firm, corporation, Tenant or by any governmental authority now pending or, to Seller’s knowledge, threatened against or affecting the Property or any part thereof, nor, to Seller’s knowledge, are there any investigations pending or threatened against or affecting the Property by any governmental authority, and (E) the Property contains underground storage tanks used solely to store petroleum products sold on the Property. The Seller received no written notices with respect to such underground storage tanks, and to the best of Seller’s knowledge, the Property is in compliance with all laws, ordinances and regulations relating to such underground storage tanks. These representations of Seller shall survive the recording of the Deed for a period of twelve (12) months.

C.	Purchaser represents and warrants (A) it is a corporation duly organized, validly existing and in good standing under the laws of Maryland, and is entitled to and has all requisite power and authority to enter into this Agreement and to carry out the transactions contemplated hereby, and (B) the execution of this Agreement by Purchaser, the consummation of the transactions herein contemplated, and the execution and delivery of all documents to be executed and delivered by Purchaser, have been or will be duly authorized by all requisite action on the part of Seller and this Agreement has been and all documents to be delivered by Purchaser pursuant to this Agreement, will be, duly executed and delivered by Purchaser and is or will be, as the case may be, binding upon and enforceable against Seller in accordance with their respective terms. These representations of Purchaser shall survive the recording of the Deed for a period of twelve (12) months.

7.	INSPECTIONS:

Commencing on the Effective Date of this Agreement, and subject to the rights of the Tenant under the terms of the Lease, Purchaser, Purchaser’s agents, employees and contractors, shall have the right, at Purchaser’s sole cost and expense, during regular business hours, but without interfering with operations being carried on upon the Property, to enter the Property, for the purposes of making surveys, inspections, soil tests and other investigations of the Property, including but not limited to, the physical condition of any improvements and mechanical and electrical systems, the Lease and service and management contracts affecting the Property, and Seller’s books and records with respect to the operation of the Property; provided however, Purchaser acknowledges that this inspection does not include the books and records kept with respect to Seller’s operation of a quick service restaurant on the Property. Seller shall, within three (3) business days after the Effective Date, deliver to Purchaser all the Due Diligence Items described on attached Exhibit “B” to the extent in the possession of or under the control of Seller, and any other documents or other information in the possession of or under the control of Seller or its agents pertaining to the Property which is reasonably requested by Purchaser. Seller shall have an ongoing obligation during the pendency of this Agreement to provide Purchaser with any document or instrument described in the Due Diligence Items which is created or modified in any material respect after the commencement of the Inspection Period, and which materially affects the Property within two (2) business days of the creation of such document or instrument. Purchaser shall and does hereby agree to indemnify, defend and hold Seller harmless from any loss or damage suffered by Seller or others as a result of the exercise by Purchaser of the rights herein granted, including any damage resulting from the negligence of Purchaser or Purchaser’s agents, but excluding any loss, damage, or liability relating to pre-existing conditions and/or the negligence or willful misconduct of Seller or any of Seller’s agents or representatives. This indemnity shall survive the rescission, cancellation, termination, or consummation of this Agreement. Purchaser reserves the right to inspect the property, including preliminary engineering to determine the feasibility of the property for a period of thirty (30) days, such 30-day period commending on the Effective Date of this Agreement shall be referred to as the “Inspection Period”. Should the Purchaser determine that the Property is unsuitable for any reason, then Purchase may terminate this Agreement upon written notice to Seller on or before 5:00 P.M. (Pacific time zone) on the last day of the Inspection Period and all Earnest Money shall be refunded to the Purchaser. If Purchaser terminates the Agreement pursuant to this provision, Purchaser will return all due diligence items to Seller (or destroy all such items if in electronic format) and provide Seller copies of any thirty-party inspection reports Purchaser obtained on the Property , which third party reports shall be delivered to Seller without representation or warranty of any kind, shall be subject to any rights of the preparer of such third party reports, and shall be used by Seller at its own risk.

8.	APPLIANCES AND MECHANICAL SYSTEMS:

Seller warrants and represents that all appliances remaining with the Property (if any), and the heating, air conditioning, plumbing, and electrical systems will be in normal, good operating condition at the time of closing. Purchaser shall have the privilege and responsibility of making inspections of said appliances and systems prior to closing and notwithstanding anything contained herein to the contrary, Seller’s responsibility in connection with the foregoing shall cease at closing.

9.	CONDITION OF PROPERTY:

Seller represents that at closing the improvements on the Property will be in the same condition as they are on the date this Agreement is signed by Purchaser, natural wear and tear excepted. Until closing, Seller shall, at Seller’s expense, maintain in full force and effect the same fire and extended coverage insurance carried by Seller on the Property on the date of this Agreement. However, should the Property be destroyed or substantially damaged before closing, then at the election of Purchaser: (A) this Agreement may be canceled; or (B) Purchaser may consummate this Agreement and receive such insurance proceeds as are paid on the claim of loss, which proceeds shall be assigned to Purchaser at the Closing, and Purchaser shall receive a credit for any insurance deductible required to be paid by Purchaser. This election must be exercised within ten (10) days after Seller provides Purchaser written notice of the insurance proceeds, if any, which Seller will receive on the claim of loss. If Purchaser has not been so notified by Seller within forty- five (45) days subsequent to the occurrence of such damage or destruction, or by the date of closing, whichever occurs first, Purchaser may at its option cancel this Agreement. Notwithstanding the foregoing, Seller may elect, at Seller’s sole discretion, to utilize the insurance proceeds to repair the Property prior to closing, which may be extended as necessary to make such repairs, but not beyond thirty (30) days.

10.	AGENCY DISCLOSURE:

Seller acknowledges that The Mansour Group (“Seller’s Broker”) shall be paid a commission by Seller at closing, per separate agreement. Purchaser shall have no obligation whatsoever for the payment of any commission arising from or relating to this transaction.

11.	DISCLAIMER:

Seller and Purchaser acknowledge that they have not relied upon the advice or representations, if any, of Brokers, or their associate brokers or salespersons, concerning: (A) the legal and tax consequences of this Agreement in the sale of the Property; (B) the terms and conditions of financing; (C) the purchase and ownership of the Property; (D) the structural condition of the Property (E) the operating condition of any business; (F) the operating condition of the electrical, heating, air conditioning, plumbing, water heating systems and appliances on the Property; (G) the availability of utilities to the Property; (H) the investment potential or resale value of the Property; (I) the financial ability of Purchaser; (J) any conditions existing off the Property which may affect the Property; or (K) any matter which could have been revealed through a survey, title search or inspection of the Property. Seller and Purchaser both acknowledge that if such matters have been a concern to them, they have sought and obtained independent advice relative thereto.

12.	ASSIGNMENT:

This Agreement, and the rights and obligations hereunder, may not be assigned by Purchaser without the prior written consent of Seller, which consent may not be unreasonably withheld, except Purchaser may assign this Agreement to an entity owned or controlled by Purchaser or its affiliates with notice to Seller, but without Seller’s consent. Notwithstanding anything contained herein to the contrary, however, any such approved assignee shall assume in writing all of the obligations and liabilities of Purchaser hereunder, and Purchaser shall remain jointly and severally liable with the assignee under this Agreement; and a copy of such assignment shall be provided to Seller in writing within two (2) business days after it is signed by Purchaser and assignee.

13.	BINDING EFFECT:

This Agreement shall bind and inure to the benefit of Seller, Purchaser and Brokers, and their respective heirs, executors, legal representatives, successors, and assigns.

14.	RESPONSIBILITY TO COOPERATE:

Seller and Purchaser agree that such documentation as is reasonably necessary to carry out the terms of this Agreement shall be produced, executed and/or delivered by such parties within the time required to fulfill the terms and conditions of this Agreement.

15.	DEFAULT REMEDIES:

In the event the sale is not closed because of Seller’s inability, failure or refusal to perform any of Seller’s obligations herein, then as Purchaser’s sole remedy, Seller shall return the Earnest Money to Purchaser and Seller shall reimburse Purchaser for its actual and reasonable out-of-pocket costs and expenses in connection with its investigation of the Property and the transactions contemplated by this Agreement, including without limitation, Purchaser’s attorney fees, not to exceed $25,000.00. Purchaser agrees that if the sale is not closed because of Purchaser’s inability, failure, or refusal to perform any of Purchaser’s obligations herein, Purchaser shall (i) return all due diligence documents to Seller, and (ii) pay the Earnest Money to Seller as liquidated damages of Seller, whereupon Escrow Agent shall be released from any and all liability for return of Earnest Money to Purchaser. If the Earnest Money is delivered to Seller as liquidated damages, such sum shall be Seller’s sole and exclusive legal and equitable remedy for such default, including without limitation, no action for specific performance shall thereafter be available against Purchaser.

16.	NOTICES:

Except as may otherwise be provided for in this Agreement, all notices required or permitted to be given hereunder shall be in writing and shall be deemed delivered either (A) in person, (B) by a recognized national overnight delivery service (such as FedEx or UPS) prepaid for next business day delivery, or (C) U.S. Postal Service, postage prepaid, registered or certified, return receipt requested, or (D) upon receipt if given by electronic mail or facsimile, provided a copy of such notice is deposited the same date with any nationally recognized overnight delivery service for next business day delivery. Notices may be given by a party’s legal counsel. Notices to be given hereunder shall be given to the appliable address set forth below:

As to Purchaser:

Name: Elevate.Money REIT I, Inc., a Maryland Corporation

Attn: David Perduk

Its: Chief Investment Officer

Address: 4600 Campus Drive, Suite 201

Newport Beach, CA 92660

Phone: 949-294-2708

Email: david@elevate.money

with a copy to:

Daniel K. Winton

4685 MacArthur Court, Suite 450

Newport Beach, CA 92660

Phone: 949-252-0516

Email: dwinton@wintonlaw.com

As to Seller:

Name: Pops Mart Fuels, LLC

Address: 1806 State Street

Cayce, South Carolina 29033

Phone: 919-608-0790

Email: dondvintage@gmail.com

With a copy to:

Manning Fulton & Skinner, P.A.

Attention: Randolph M. Fletcher, Esq.

Diamond View II, Suite 130

280 South Mangum Street

Durham, North Carolina 27701

Phone: 919-510-9292

Email: fletcher@manningfulton.com

Such notices shall be deemed to have been given as of the date and time actually received by the receiving party. In the event no address for purpose of notice is specified with respect to a particular party as required by this paragraph, any other party may direct notices to such party at any business or residence address known to such other party. Any such notice to an unspecified address shall be effective when delivered personally or, with respect to mailed notices, upon actual receipt by the party to whom such notice is directed, as shown on the return receipt therefor.

17.	TIME:

Time is of the essence of this Agreement.

18.	CONFIDENTIALITY:

Seller may provide certain information relative to the Property to Purchaser. Purchaser shall keep all non-public information provided by Seller confidential and protect such information with the same degree of care as Purchaser uses to protect its own confidential information.

19.	ENTIRE AGREEMENT; AMENDMENT:

This Agreement constitutes the sole and entire agreement between the parties hereto with respect to the subject matter hereof, and no modification of this Agreement shall be binding unless signed by all parties to this Agreement. No representation, promise, or inducement not included in this Agreement shall be binding upon any party hereto.

20.	ESCROW AGENT:

The parties agree to execute the Escrow Agent’s standard form of Escrow Agreement and share equally the costs of escrow. The Escrow Agent’s form of escrow agreement shall govern the terms of the Earnest Money deposit. Any execution of this Agreement by the Escrow Agent is solely for purposes of evidencing the acknowledgment by said Escrow Agent of the receipt by it of the Earnest Money specified in Section 3 hereinabove.

Both Purchaser and Seller acknowledge that the Escrow Agent is acting hereunder as a depository only to the parties, and Purchaser and Seller, jointly and severally, do hereby agree to indemnify and hold harmless the Escrow Agent of and from any and all liabilities, costs, expenses and claims, of any nature whatsoever, by reason of or arising out of any act as Escrow Agent hereunder, except in the case of Escrow Agent’s gross negligence or willful misconduct.

All parties agree that the Escrow Agent shall not be liable to any party or person whomsoever for (i) the sufficiency, correctness, genuineness or validity of any instrument deposited with it or any notice or demand given to it or for the form of execution of such instrument, notice or demand, or for the identification, authority or rights of any person executing, depositing or giving the same or for the terms and conditions of any instrument, pursuant to which the parties may act; (ii) acting upon any signature, notice, demand, request, waiver, consent, receipt or other paper or document believed by Escrow Agent to be genuine and Escrow Agent may assume that any person purporting to give it any notice on behalf of any party in accordance with the provisions hereof has been duly authorized to do so, or (iii) otherwise acting or failing to act under this Section except in the case of Escrow Agent’s gross negligence or willful misconduct.

21.	MISCELLANEOUS:

Real estate taxes on the Property for the calendar year in which the sale is closed shall not be prorated as of the date of closing, since Seller is responsible for such taxes pursuant to the Lease.

Rents and utilities, including all sanitary taxes and charges applicable to the Property, shall be prorated as of the date of closing. There are no Tenant security deposits.

Seller shall pay the State of South Carolina property transfer tax, and, where applicable, Purchaser shall pay the South Carolina intangible taxes.

After all contingencies and conditions to the closing have been satisfied or waived by the benefitted party, the sale of the Property shall be closed on or before 5:00 P.M. (Pacific time zone) on the twenty-first (21st) day after expiration of the Inspection Period in the office of the Escrow Agent at the address shown above. If the time period by which any right, option or election provided under this Agreement must be exercised, or by which any act required hereunder must be performed, or by which the closing must be held, expires on a Saturday, Sunday or legal holiday, then such time period shall be automatically extended to the close of business on the next regular business day.

Possession of the Property shall be granted by Seller to Purchaser on the date of the closing subject to the rights of Tenant.

Conditions precedent to the obligation of either party to close hereunder, if any, are for the benefit of such party only, and any and all of said conditions may be waived in the discretion of the party benefited thereby.

Seller and Purchaser agree to comply with and to execute and deliver such certifications, affidavits and statements as are required at the closing in order to meet the requirements of Internal Revenue Code Section 1445 (Foreign/Non-Foreign Sellers).

This Agreement shall be construed under the laws of the State of South Carolina.

22.	SPECIAL STIPULATIONS: The following Special Stipulations shall, if conflicting with the foregoing, control:

A.	Seller and Purchaser shall pay their own closing costs.
B.	The Legal Description of the Property, labeled Exhibit “A”, the Due Diligence Items, labeled Exhibit “B”, the Site Plan, labeled Exhibit “C”, and the Form Lease, labeled Exhibit “D”, are attached and made apart hereof by this specific reference.
C.	This instrument shall be regarded as an offer by the first party to sign it and is open for acceptance by the other party until 5:00 PM on June ___, 2022, which time written acceptance of such offer must have been actually received by Broker, who shall promptly notify the other party of such acceptance.

D.	Purchaser acknowledges that Purchaser has read and understood the terms of this Agreement and has received a copy of it.
E.	Contingency for Sale/Leaseback. A condition precedent to closing for the benefit of both Purchaser and Seller shall be that Purchaser shall enter into a lease for the Property with Seller (or an entity created by Seller in connection with this proposed sale/leaseback), which sale/leaseback shall be in substantially the form and content with the proposed Lease attached hereto as Exhibit “D” and incorporated herein by this reference (“Lease”).

F.	Closing Documents. In addition to the Deed, at the closing and as a contingency for the benefit of Purchaser, Seller shall deliver to Purchaser a Bill of Sale and General Assignment (in form to be approved by Purchaser during the Inspection Period) selling, conveying, assigning and transferring to Purchaser Seller’s interest in any service contacts pertaining to the Property. At the Closing and as a contingency for the benefit of the Seller, Purchaser shall deliver to Truist Bank a landlord waiver in a form satisfactory to Truist Bank (which form shall have been reasonably approved by Purchaser during the Inspection Period).
G.	Memorandum of Lease. Seller and Purchaser shall execute the Lease and Memorandum of Lease for each Store and shall cause the Memorandum of Leases to be recorded on the date of the closing.
H.	Transaction Characterization. The parties intend that (i) all components of the Transaction shall be considered a single integrated transaction and shall not be severable; and (ii) the Lease shall constitute a lease of the Properties and a unitary, unseverable instrument pertaining to the Properties.

(1)	The parties intend that the conveyance of the Property to Purchaser be an absolute conveyance in effect as well as form, and that the instruments of conveyance to be delivered at closing shall not serve or operate as a mortgage, equitable mortgage, deed of trust, security agreement, trust conveyance or financing or trust arrangement of any kind, nor as a preference or fraudulent conveyance against any creditors of Seller. After the execution and delivery of the Deed, Seller will have no legal or equitable interest or any other claim or interest in the Properties, other than the interest, if any, set forth in the Lease. The parties also intend for the Lease to be a true lease and not a transaction creating a financing lease, capital lease, equitable mortgage, mortgage, deed of trust, security interest or other financing arrangement, and the economic realities of the Lease are those of a true lease. Notwithstanding the existence of the Lease, neither party shall contest the validity, enforceability or characterization of the sale and purchase of the Property by Purchaser pursuant to this Agreement as an absolutely conveyance, and both parties shall support the intent expressed herein that the purchase of the Property by Purchaser pursuant to this Agreement provides for an absolute conveyance and does not create a joint venture, partnership, equitable mortgage, trust, financing device or arrangement, security interest or the like, if, and to the extent that, any challenge occurs.

(2)	Each of the parties hereto agrees that it will not, nor will it permit any Affiliate to, at any time, take any action or fail to take any action with respect to the preparation or filing of any statement or disclosure to Governmental Authority, including without limitation, any income tax return (including an amended income tax return), to the extent that such action or such failure to take action would be inconsistent with the intention of the parties expressed in this Section.

I.       AS-IS SALE.

The purchase of the Property and other rights to be conveyed, sold, transferred and/or assigned pursuant to this Agreement shall be on an “AS IS” “WHERE IS” basis, “WITH ALL FAULTS,” without representation or warranty, express or implied, with regard to physical condition, including without limitation, any latent or patent defects, conditions of soils or groundwater, existence or nonexistence of hazardous materials, quality of construction, workmanship, merchantability or fitness for any particular purpose as to the physical measurements or useable space thereof, except for any representation or warranty made by Seller pursuant to the Deed. Purchaser hereby acknowledges that Purchaser has inspected or will inspect the Property to Purchaser’s satisfaction and that Seller does not plan to conduct its own inspection and shall not be liable for any latent or patent defects in the Properties. Purchaser acknowledges that neither Seller nor any representative or agent of Seller has made any representation or warranty as to any of the following: (a) the physical or environmental condition (including surface and subsurface conditions), state of repair, income, expenses, operations of the Property and surrounding property; (b) the assignability, assumability, transferability or validity of any licenses, permits, government approvals, warranties or guaranties relating to the Properties or the use and operation thereof; (c) the accuracy or completeness of any information provided by Seller with respect to the Property; (d) compliance or noncompliance with local, state or federal statutes, ordinances, orders or regulations concerning the Property or the use thereof; (e) prior or current operations conducted on the Property; or (f) any matter or thing affecting or relating to the Property or this Agreement not expressly stated in this Section. Purchaser acknowledges that prior construction of certain on-site and offsite improvements to and for the benefit of the Property and further acknowledges that Seller did not construct any such improvements. Purchaser has not been induced by and has not relied upon any statement, representation, or agreement, whether express or implied, not specifically set forth in this Agreement. Except for the express representations and warranties of Seller set forth in this Agreement, Seller shall not be liable or bound in any manner by any oral or written statement, agreement or information pertaining to the Property or this Agreement furnished by any broker, agent, employee, or other Person. Seller shall have no responsibility, liability, or obligation subsequent to the closing with respect to any conditions relating to the Property, including, without limitation, environmental conditions, or as to any other matters whatsoever respecting in any way to the Property. Purchaser agrees that Seller shall not be liable or responsible after the closing to Purchaser for environmental conditions that include, without limitation, past disposal of Hazardous Substances on, in or under the Property, the presence of man-made or natural substances, and such other conditions as may exist in the soil, surface water or ground water as pertains to the Property which could require remedial action or which may result in liabilities or claims made on Purchaser or Seller by third parties including government agencies. This Section shall survive the closing.

[signature page follows]

IN WITNESS WHEREOF, Purchaser and Seller have hereunto set their hands as of the date indicated below.

PURCHASER:

Elevate.Money REIT I, Inc., a Maryland Corporation

By:	/s/ Harold Hofer
Name:	Harold Hofer
Title:	President

Date and time executed by Purchaser: June 10, 2022

SELLER:

POPS MART FUELS, LLC

By:	/s/ Don Draughon
Name:	Don Draughon
Title:	Chief Executive Officer

Date and time executed by Seller: June __, 2022